Filed Pursuant to Rule 433

Registration No. 333-155416-01

December 4, 2008

Pricing Term Sheet

Issuer:	Central Illinois Light Company d/b/a AmerenCILCO
Ratings(1):	Baa2 (Moody’s)/BBB+ (S&P)/A- (Fitch)
Issue:	8.875% Senior Secured Notes due 2013
Offering Size:	$150,000,000
Coupon:	8.875% per annum
Trade Date:	December 4, 2008
Settlement Date:	December 9, 2008
Maturity:	December 15, 2013
Treasury Benchmark:	2.00% due November 30, 2013
US Treasury Spot:	102-8+
US Treasury Yield:	1.526%
Spread to Treasury:	+734.9 basis points
Re-offer Yield:	8.875%
Price to Public (Issue Price):	99.997%
Gross Proceeds:	$149,995,500
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2009
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 50 basis points
Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds
CUSIP:	153645BB1
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunners:	BNP Paribas Securities Corp. and Goldman, Sachs & Co.

The pro forma ratio of earnings to fixed charges for the year ended December 31, 2007 was 4.57x.  The pro forma ratio of earnings to fixed charges for the nine months ended September 30, 2008 was 5.98x.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

(1)                                  Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.